Exhibit E

GENCO SHIPPING & TRADING LIMITED

299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

VIA EMAIL

January 8, 2026

Diana Shipping Inc.

c/o Diana Shipping Services S.A.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Re: Non-Binding Indicative Proposal of Diana Shipping Inc. (“Diana”)
Dear Semiramis and Ioannis:

The Board of Directors of Genco Shipping & Trading Limited (“Genco” or the “Company”) has reviewed Diana’s recent non-binding indicative proposal regarding a potential transaction between our companies. Consistent with its fiduciary duties, the Board established a committee of independent directors, which conducted a careful review with the assistance of independent financial and legal advisors of Diana’s proposal and its implications for Genco and all its shareholders.

Following this review, and based on the recommendation of our independent Board committee, our

Board has unanimously determined that the proposal undervalues the Company and is not in the best interests of all our shareholders.

We believe the proposal fails to sufficiently compensate Genco’s shareholders for the value and quality of our business and its assets, particularly in light of Genco’s prospects in a strengthening drybulk market. Among other considerations, the proposal fails to reflect:

•	The inherent value of Genco’s high-quality and modern fleet, leading commercial operating platform, established technical management business and strong balance sheet;
•	Our track record of durable cash flow generation across cycles and execution of a low leverage, high capital return business model;
•	An appropriate premium in exchange for control of Genco; and
•	The opportunity for our shareholders to realize superior value in the coming years through continued execution of Genco’s proven strategy and prudent capital allocation policy in a strong drybulk market with positive fundamentals.

In addition, the Board believes there are considerable execution risks posed by the proposed structure, Diana’s balance sheet and high leverage profile and the lack of committed financing. Given the substantial borrowing and leverage required to complete the transaction, we see significant uncertainty in Diana’s proposal or any similar proposal.

Genco has delivered meaningful value to shareholders through our comprehensive value strategy,

which is focused on sizeable quarterly dividends, low financial leverage and opportunistic fleet renewal and growth. Notable achievements include:

•	Paying $7.065 per share in dividends over the last six years or nearly 40% of our current share price, which includes 25 consecutive quarterly payments, the longest period of uninterrupted dividends in our drybulk peer group;
•	Investing a total of $347 million in high specification vessels, including acquiring two high quality, premium earning Newcastlemax vessels in November 2025; and
•	Reducing our leverage profile to approximately 20% net loan-to-value pro forma for our latest agreed upon acquisitions and maintaining one of the industry’s lowest cash flow breakeven levels.

We believe that continuing to execute our proven strategy will deliver superior value for our shareholders. In contrast, Diana’s proposal, by its very nature, lacks the structure, value and certainty to warrant further engagement. Accordingly, Genco will not pursue discussions regarding Diana’s recent proposal.

Creating value for Genco and Diana shareholders

Genco recognizes the potential benefits of drybulk industry consolidation under the right circumstances. For a combination between Genco and Diana, our Board has determined that Genco would be the right acquiror. Our Board has authorized our management team to discuss with Diana a proposal for Genco to acquire 100% of the Diana shares at a premium to Diana’s current share price, paid for with a mix of cash and Genco shares. This structure would provide Diana shareholders with significant, immediate and certain cash value, as well as the opportunity to participate in the upside potential of our combined company and improved liquidity and superior valuation of Genco shares.

Genco believes both Genco and Diana shareholders would benefit from a combination structured differently from the Diana proposal, leveraging Genco’s:

•	Capital markets strength;
•	Superior equity valuation;
•	Capital resources;
•	Industry-leading management and governance;
•	Operational capabilities; and
•	Reputation in the drybulk industry.

Moreover, the success to date of our comprehensive value strategy presents a compelling growth and value creation opportunity for shareholders of both companies, particularly during a period of strong market fundamentals expected in the coming years driven by positive supply and demand trends across the drybulk market.

The combined company would be led by the Genco Board and management team and would have increased scale and a robust low-leverage balance sheet to support a high-return capital allocation policy, building on Genco’s proven record of capital returns and balance sheet strength. Furthermore, the well-capitalized and resilient financial profile of the combined business would be better positioned to participate in further industry consolidation in the years ahead.

Benefits of a potential transaction to Diana shareholders

We strongly believe that Genco’s acquisition of Diana has compelling strategic and financial merits and is in the best interests of both Genco and Diana shareholders:

1)	Increased scale: The combined company would own 83 drybulk vessels, making it a top 15 drybulk owner globally and one of the largest publicly traded drybulk companies in the world.
2)	Significant upside potential in a strengthening market: With Genco’s significant operating leverage and recent and continued investment in modern and fuel efficient Capsize and Newcastlemax vessels, Genco has enhanced its earnings capacity and is ideally positioned to capitalize on a strengthening market.
3)	Spot oriented approach to revenue generation: This would enable Diana’s shareholders to capture the current strong drybulk market and upside potential going forward.
4)	Lower financial leverage and cost of capital: Diana shareholders would benefit from Genco’s industry-leading balance sheet, as well as its lower net loan-to-value position and cost of capital.

1)	Strong financial position: The combined company would have significant financial flexibility to continue investing in its diverse fleet and maintaining high capital returns across cycles.
2)	Lower cash flow breakeven rate: Genco’s cash flow breakeven rate is approximately $10,000 per vessel per day, while Diana’s is approximately $16,000 per vessel per day. Combining the companies would result in a more compelling risk-reward balance and greater dividend capacity.
3)	Strong corporate governance: As the largest US-headquartered drybulk shipping company, Genco is a transparent US filer with a strong independent board of directors and a top quartile ranking in an industry-wide corporate governance research report for many years.
4)	Increased market capitalization: The combined company would have a net asset value greater than $1 billion. Diana shareholders would benefit from Genco’s existing larger market cap, which is approximately four times Diana’s.
5)	Improved valuation: We estimate that Genco trades at more than 2x the ratio of price to net asset value as Diana and expect this will provide Diana shareholders with an immediate valuation uplift upon closing of the potential transaction.
6)	Augmented trading liquidity: Genco’s average daily trading volume is approximately $9 million as compared to Diana’s approximately $1 million, enabling Diana’s shareholders to benefit from a more liquid and investible company with a greater free float.

We believe the transaction structure we’ve outlined delivers greater value than Diana’s proposal, which undervalues Genco, represents far greater execution risk and lacks committed financing. With Genco’s advantage in scale, financial flexibility and track record of superior performance, we believe this transaction structure is in the best interests of both companies’ shareholders. We are prepared to begin detailed discussions of such a transaction with you immediately.

As with prior correspondence between us, we provide this letter privately to facilitate constructive engagement. Nothing herein is intended to create or impose any legal obligation on any party. There will be no binding agreement between us or any commitment or obligation on either party with

Sincerely,

/s/ John C. Wobensmith	/s/ Kathleen C. Haines
John C. Wobensmith	Kathleen C. Haines
Chairman of the Board and Chief Executive Officer	Lead Independent Director